April 29, 2009 VIA EDGAR
Ms. Sonia G. Barros
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Main Filing Desk
100 F. Street, NE
Washington, DC 20549

RE:	Grubb & Ellis Apartment REIT, Inc. Post-Effective Amendment No. 13 to Form S-11 Filed April 21, 2009 File No. 333-130945
Dear Ms. Barros:
     This letter sets forth the response of Grubb & Ellis Apartment REIT, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission provided orally on April 28, 2009, with regard to the above-referenced filing. For your convenience, we have set forth below the Staff’s comment by the relevant response.
Supplement No. 5 dated April 21, 2009
Information Regarding Our Distributions, pages 6-7
Comment: Please revise your disclosure to include a chart for the most recent four fiscal quarters setting forth the amount of distributions paid, the amount reinvested and the source for the payment of such distributions, including cash flow from operations.
Response: The Company will include the chart set forth below in the final version of Supplement No. 5, filed pursuant to Rule 424(b)(3), in response to the Staff’s comment.

Ms. Sonia G. Barros
April 29, 2009

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2008	2008	2008	2008
Distributions paid in cash	$1,363,000	$1,211,000	$1,014,000	$826,000
Distributions reinvested	1,193,000	1,044,000	854,000	711,000
Total distributions	$2,556,000	$2,255,000	$1,868,000	$1,537,000
Source of distributions:
Cash flow from operations	$—	$1,750,000	$1,445,000	$—
Offering proceeds	2,556,000	505,000	423,000	1,537,000
Total sources	$2,556,000	$2,255,000	$1,868,000	$1,537,000
     Thank you for your consideration of the Company’s response to the Staff’s comment. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Very truly yours,
MORRIS, MANNING & MARTIN, LLP
/s/ Lauren Burnham Prevost
Lauren Burnham Prevost

cc:	Mr. Duc Dang Mr. Stanley J. Olander, Jr. Ms. Andrea R. Biller